

August 28, 2015

Via E-mail
Mr. R. Craig Owen
Senior Vice President and Chief Financial Officer
Southwestern Energy Company
10000 Energy Drive
Spring, Texas 77389

      Re: Southwestern Energy Company
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed February 26, 2015
             File No. 001-08246

Dear Mr. Owen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Brad Skinner for

             Karl Hiller
             Branch Chief